October 13, 2023

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Crypto Assets
100 F. Street, N.E.
Washington, D.C. 20549

Attn:	Rolf Sundwall David Irving

Re:	Akerna Corp. Amendment No.2 to Registration Statement on Form S-4 Filed September 7, 2023 File No. 333-271857

Ladies and Gentlemen,

Akerna Corp., a Delaware corporation (the “Company”), hereby provides the following information in response to the comments received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in its letter to the Company dated September 29, 2023 (the “Comment Letter”). The Company’s responses are preceded by a reproduction of the corresponding Staff comments in italics as set forth in the Comment Letter.

In addition, if the Staff would like hard copies of the Amendment No.3 to Registration Statement on Form S-4 (“Amendment No.3”) as filed with the Commission on the date hereof, marked against Amendment No.2 to Registration Statement on Form S-4 as filed with the Commission on September 7, 2023, please so advise and we would be happy to provide such copies. All page number references contained in the Company’s responses below correspond to the page numbers in Amendment No.3.

Amendment No. 2 to Form S-4 filed September 7, 2023

Questions and Answers About the Transactions

What are the material U.S. federal income tax consequences of the Merger to Gryphon stockholders?, page xiii

1.	We note that the parties intend for the Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Please revise your disclosure here and throughout, including the tax disclosure section on page 111, to clearly state counsel’s tax opinion on whether the Merger will qualify as a reorganization. Also please revise throughout to identify counsel and refer to the long-form opinion filed as an exhibit. In addition, please file tax counsel’s consent as an exhibit to the registration statement. For guidance, refer to Staff Legal Bulletin No. 19, Sections III and IV.

Company Response: The Company acknowledges the Staff’s comment and has revised the disclosure in Amendment No. 3 to identify counsel and reference the long-form tax opinion. Counsel has also revised the tax opinion filed as an exhibit to Amendment No. 3 to include their consent.

Gryphon Management’s Discussion and Analysis of Financial Condition and Results of Operations

2.	We note your revised disclosure in response to comment 13 and reissue the comment in part. Please revise to compare the value of one mined Bitcoin to your cost to mine the one Bitcoin for the periods presented. In addition, please revise to explain in greater detail how the breakeven line item in the table on page 227 is calculated, and provide quantified illustrative examples, as appropriate. Furthermore, please discuss any known trends related to your breakeven analysis as of the most recent practicable date. As a non- exclusive example, clarify whether your cost of revenue and mining inputs (e.g., electricity costs) have materially increased or decreased in recent periods.

Company Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 234 and 235 of Amendment No. 3 to address the Staff’s comment.

Unaudited Notes to the Consolidated Financial Statements June 30, 2023

Note 1 - Organization and Summary of Significant Accounting Polices Digital Assets, page F-111

3.	We acknowledge your response to prior comment 22 and the revised disclosure on pages F-111 and F-119. ASC 820-10-35-5 requires fair value to be determined based on information in the single principal market, or in the absence of a principal market, the single most advantageous market. As Yahoo Finance is not a market where digital assets can be bought and sold, it cannot be the principal market for GAAP purposes. As a result, please revise your disclosures in your next amendment to address the following:

(a)	Identify for us the principal market or, in the absence of a principal market, the most advantageous market for each of the digital assets you hold or held during the periods included in your financial statements; and

(b)	Tell us how you determined that these markets are the principal or most advantageous markets and reference for us the authoritative literature you rely upon to support your determinations.

Company Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page F-111 of Amendment No. 3 to address the Staff’s comment.

Revenue Recognition, page F-113

4.	We acknowledge your response to our prior comment 19. You disclose that you measure mined bitcoin at fair value on the date earned in disclosures on pages 245, F-81 and F-114. However, you also disclose on pages 246 and F-114 that the cryptocurrency award is recorded at fair value determined on the date you are notified it is earned, which from your disclosure appears to be after the contract term for your performance obligation. Please address the following related to these disclosures:

(a)	The date you recognize revenue - the date earned or the date you are notified it is earned;

(b)	Confirm for us whether you are notified that you have earned the cryptocurrency award on the same day that you earn the award, and, if not, tell us when you determine the fair value of the cryptocurrency award; and

(c)	Revise your next amendment to include consistent disclosure throughout the document

Company Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 252 and 253 of Amendment No. 3 to address the Staff’s comment. Regarding the Staff’s comments:

(a) The date that Gryphon recognizes revenue is the same date that its hashrate is contributed to the mining pool operator. In exchange for providing computing power, the Company is entitled to a pro rata share of the fixed bitcoin awards earned over the measurement period, plus a pro rata fractional share of the global transaction fee rewards for the respective measurement period, less net digital asset fees due to the mining pool operator over the measurement period, as applicable. This amount is recorded as mining revenues reported on the Statements of Operations. The Company recognizes revenue under ASC 606, Revenue from Contracts with Customers.

(b) On a daily basis, Gryphon is notified via email that it has earned the cryptocurrency award when the cryptocurrency award is received in its mining wallet held by Bitgo. As such, the fair value of the cryptocurrency award is determined and recorded daily. Gryphon’s management also confirms the amount of bitcoin received in the mining wallet by logging into the mining pool operator’s (Foundry USA) customer dashboard; however, no formal notification is sent to Gryphon by the Foundry USA Pool when the payout occurs by the pool to the Company. In addition, Gryphon’s management completes a revenue reasonableness analytical procedure on a monthly basis during its financial close process. The Company estimates the amount of bitcoin the company should earn on a daily basis by comparing the hashrate contributed to the mining pool operator divided by the global hashrate. For instance, per review of the revenue reasonableness calculation, the Company noted the estimated amount of bitcoin the Company should have generated based on the hashrate contributed for the three-month periods ending March 31, 2023 and June 30, 2023, were 211.88 and 186.53, respectively. For the three-month periods ending March 31, 2023 and June 30, 2023, the Company mined and received 212 and 187 bitcoin, respectively. Management noted the variances of bitcoin mined and received for the three-month periods ending March 31, 2023 and June 30, 2023 of 0.27% and 0.03%, respectively, were quantitatively immaterial.

(c) The Company acknowledges the Staff’s comment and has incorporated consistent disclosure language throughout the next amendment to ensure uniformity in the document.

Note 10 - Stockholders’ Equity, page F-127

5.	Refer to your response to our prior comment 18. Please reconcile for us the compensation expense for the six months ended June 30, 2023 and 2022 reported in the table on page F- 127 with the amounts reported on your Unaudited Condensed Consolidated Statements of Operations for the six months ended June 30, 2023 and 2022.

Company Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page F-127 of Amendment No. 3 to address the Staff’s comment.

Should you have any further comments or questions about the amended draft Registration Statement or this letter, please contact our legal counsel, Jason K. Brenkert of Dorsey & Whitney LLP at 303-352-1133 or brenkert.jason@dorsey.com. We thank you for your time and attention.

Very truly yours,

AKERNA CORP.

By:	/s/ Jessica Billingsley
Jessica Billingsley
Chief Executive Officer

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